BEIJING BRUSSELS CENTURY CITY HONG KONG JAKARTA† LONDON NEWPORT BEACH NEW YORK	400 South Hope Street Los Angeles, California 90071-2899 TELEPHONE (213) 430-6000 FACSIMILE (213) 430-6407 www.omm.com	SAN FRANCISCO SEOUL SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C

April 3, 2014

VIA EDGAR

Mara L. Ransom

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Sportsman’s Warehouse Holdings, Inc.
Registration Statement on Form S-1
File No. 333-194421

Dear Ms. Ransom:

On behalf of Sportsman’s Warehouse Holdings, Inc., a Delaware corporation (the “Company”), this letter sets forth an updated stock split ratio to our letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) dated April 1, 2014 (the “April 1 Letter”) regarding the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

In the April 1 Letter, the Company supplemented its response to the Staff’s comment 34 of its letter to the Company dated January 10, 2014 relating to the Registration Statement. The Company hereby notifies the Staff that the Company has revised its expected stock split ratio to an expected 2.87-for-1 stock split by the Company prior to the effectiveness of the Registration Statement. The estimated price range of $11.00 to $13.00 set forth in the April 1 Letter remains unchanged. The $12.00 per share midpoint of the Price Range equates to $34.44 per share before giving effect to the revised expected stock split. As a result of the revised expected stock split, the estimated fair market value of the restricted stock unit awards granted on November 18, 2013 and December 10, 2013 is $7.06 per share on a post-split basis ($20.26 per share on a pre-split basis).

†	In association with Tumbuan & Partners

Ms. Mara L. Ransom, April 3, 2014

As noted in the April 1 Letter, the Company intends to supplement its disclosure under “Management’s Discussion and Analysis—Restricted Stock Unit Awards and Common Stock Valuation” in its next filing to include the following disclosure:

“We and the underwriters determined the price range of our common stock to be between $11.00 and $13.00 per share (on a post-split basis). We believe that the difference in value reflected between the midpoint of the estimated price range of $12.00 and our determination of fair value of our restricted nonvoting common stock of $7.06 per share (on a post-split basis) on November 18, 2013 and December 10, 2013 is primarily the result of the following factors:

•	the valuation prepared as of September 30, 2013 contained multiple valuation scenarios, including this offering to which we assigned a probability weighting of 60 percent;

•	our fourth quarter of fiscal year 2013 reflected a 3.0% growth in gross profit and a 233.6% growth in net income from the third quarter of fiscal year 2013 (or 2.0% growth in net income excluding the impact of $4.9 million in one-time charges for the repayment of our term loan in the third quarter of fiscal year 2013); and

•	the estimated offering price necessarily assumes that this offering has occurred and a public market for our common stock has been created. Therefore, the estimated offering price excludes the marketability and illiquidity discounts used in our September 30, 2013 valuation report.”

The Company believes that the fair value of a share of restricted nonvoting common stock applicable to each restricted stock unit award was appropriate at the applicable valuation dates and demonstrated the efforts of the Company’s board of directors and the Company to consider all relevant factors available at the valuation dates. The Company believes that the proposed disclosure set forth above will provide investors with a clear indication of the intervening factors that have led to the increase in the fair value of the Company’s common stock.

***

We request that the Staff contact the undersigned at (213) 430-6100 or jpmotley@omm.com with any questions or comments regarding this letter.

Sincerely,
/s/ John-Paul Motley
John-Paul Motley of O’Melveny & Myers LLP

cc:	John Schaefer, Sportsman’s Warehouse Holdings, Inc.

Kevan Talbot, Sportsman’s Warehouse Holdings, Inc.